

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 21, 2015

<u>VIA E-MAIL</u>

Ann D. Diers
Vice President and Associate General Counsel,
      Variable Contracts & AIC
Ameritas Life Insurance Corp.
5900 O Street
Lincoln, Nebraska 68510

Re: Ameritas Life Insurance Corp. Separate Account LLVA
       Initial Registration Statement on Form N-4
       File Nos. 333-205138; 811-07661

Dear Ms. Diers:

      The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 22, 2015. We understand, based on your representation, that the disclosure in the initial registration statement is identical in all material respects (except as noted in the transmittal letter and highlighted in the marked copy) to another Ameritas variable annuity contract (File No. 333-182091). We gave the initial registration statement selective review. Based on our review we have the following comments. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.   <u>Conforming Comments</u>: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2.   <u>Missing Information</u>: Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

3.   <u>EDGAR Series and Class IDs</u>: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

4.   <u>Guarantees and Supports</u>: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for any benefits or features associated with the policy.

5.   State Variations: Please confirm supplementally that all material state-required variations to the Policy terms are described in the registration statement.

Prospectus

6.   Transfer Fee (Page 10): Please disclose the meaning of the term "pro rata."

7.   Fixed Account Investment Option (Page 15): Where appropriate in the paragraph, please insert disclosure to the following effect: Obligations in the general account are subject to the claims paying ability of Company and do not apply to the performance of the underlying investment options available with the Policy.

8.   Potential Conflicts of Interest Relating to GLWB Models (Page 22): In the first paragraph, please disclose how an Owner may obtain prospectuses for the funds underlying each of the GLWB Models.

9.   GLWB2 Rider (Pages 30-31)

   a. For clarity, please separately discuss each instance when an Owner may elect the GLWB2 rider (*i.e.,* at the time of issue of the Policy or after issue).

   b. Disclosure on how the Benefit Base, LWBA, and Rider Charge Base are calculated is unclear. Please revise using plain English principles (*see* Rule 421 under the Securities Act of 1933).

10.   Appendix B: Tax-Qualified Plan Disclosures (Page 51): Because Appendix A has been deleted from the registration statement, please re-letter Appendix B accordingly.

Statement of Additional Information

11.   Item 18: Please confirm that all information required by Item 18 of Form N-4 has been disclosed.

Tandy Representations

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of a registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to me filed on EDGAR and in a pre-effective amendment to each registration statement. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-9371. My fax number is (202) 772-9285 and my email address is riegell@sec.gov.

Sincerely,

/s/ Laura J. Riegel

Laura J. Riegel
Senior Counsel
Disclosure Review and Accounting
Office